Black Mountain Acquisition Corp.
425 Houston Street, Suite 400, Fort Worth, Texas 76102

July 8, 2021

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:	Black Mountain Acquisition Corp.
Draft Registration Statement on Form S-1
Filed March 30, 2021

Ladies and Gentlemen:

Set forth below are the responses of Black Mountain Acquisition Corp. (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated April 26, 2021, with respect to the Company’s Draft Registration Statement on Form S-1, submitted to the Commission on March 30, 2021 (the “Draft Registration Statement”). Concurrently with the submission of this letter, we are filing the amended draft Registration Statement (the “Amended Draft Registration Statement”), via EDGAR submission.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to the Amended Draft Registration Statement unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Amended Draft Registration Statement.

Registration Statement on Form S-1 filed March 30, 2021

The Offering, page 10

1.

On page 15 you state that your initial business combination would require the approval of 37.5% of the public shares sold in this offering (assuming all outstanding shares are voted and assuming the over-allotment option is not exercised). Please balance this disclosure to state the amount of public shares required to vote in favor of the transaction assuming only the minimum number of shares representing a quorum are voted and the over-allotment option is not exercised.

RESPONSE:	The Company acknowledges the Staff’s comment and has revised the Amended Draft Registration Statement accordingly. Please see pages 17, 23, 34, 97, and 130 of the Amended Draft Registration Statement.

Securities and Exchange Commission

July 8, 2021

Conflicts of Interest, page 112

2.

You state that your amended and restated certificate of incorporation will provide that the “doctrine of corporate opportunity” will not apply with respect to your officers or directors in circumstances where the application of the doctrine would conflict with any fiduciary duties or contractual obligations they may have. You previously state that, in general, officers and directors of a corporation incorporated under the laws of the State of Delaware are required to present business opportunities to a corporation if certain criteria are met. Please revise to clarify if the preceding disclosure is the “doctrine of corporate opportunity.” Please also clarify in the summary and risk factor sections that your certificate of incorporation will waive protections provided under Delaware law, intended to protect the company and stockholders in the event your officers or directors face conflicts of interest.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the Amended Draft Registration Statement accordingly. Please see pages 32, 63, and 121 of the Amended Draft Registration Statement.

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Securities and Exchange Commission

July 8, 2021

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact E. Ramey Layne or Thomas G. Zentner, both of Vinson & Elkins L.L.P. at (713) 758-4629 and (713) 758-3671, respectively.

Very truly yours,

BLACK MOUNTAIN ACQUISITION CORP.

By:/s/ Rhett Bennett

Name:Rhett Bennett

Title:Chief Executive Officer

Enclosures

cc:	E. Ramey Layne, Vinson & Elkins L.L.P.
Thomas G. Zentner, Vinson & Elkins L.L.P.
David Alan Miller, Graubard Miller
Jeffrey M. Gallant, Graubard Miller